

January 12, 2021

Scott Kavanaugh
Chief Executive Officer
First Foundation Inc.
18101 Von Karman Avenune, Suite 700
Irvine, CA 92612

>   **Re: First Foundation Inc.**
>   **Form 10-K for the Fiscal Period Ending December 31, 2019**
>   **Filed March 2, 2020**
>   **Form 10-Q for the Quarterly Period Ending September 30, 2020**
>   **Filed November 6, 2020**
>   **File No. 001-36461**

Dear Mr. Kavanaugh:

We have reviewed your December 4, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 13, 2020 letter.

Form 10-K for the Fiscal Period Ending December 31, 2019

Form 10-Q for the quarterly period ending September 30, 2020
Note 5. Allowance for Credit Losses, page 16

1.   We note your response to comment 5. Please address the following:

   •   You state that in accordance with your adoption of ASU 2016-13; Financial
       Instruments - Credit Losses, you recognized a benefit of $4.2 million related to the
       remaining discount on purchased credit impaired loans originally recognized in
       accordance with ASC 310 and that subsequently, these loans were evaluated as
       purchase credit deteriorated (PCD) using the CECL model. Tell us how your

accounting reflects the transition provisions in ASC 326-10-65-1(d) and ASC 310-10-35-53B and how and when you recognized the gross-up to loans and the allowance for credit losses for PCD loans upon adoption;
- Tell us why you recognized the $4.2 million benefit in the June 30, 2020 allowance for loan losses and not as of January 1, 2020 upon adoption of ASU 2016-13; and
- Tell us how the provision for credit losses of $6.9 million for the nine months ending September 30, 2020 recognized in the consolidated income statement reconciles to the $8.2 million provision for credit losses related to loans, ASC 326 benefit of $4.2 million, $.9 million benefit for credit losses related to unfunded commitments and $8.0 million provision for credit losses related to your investments disclosed in the related financial statement footnotes. Tell us also how the respective amounts for period ending June 30, 2020 reconcile.

You may contact Michelle Miller at 202-551-3368 or Sharon Blume at 202-551-3474 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Finance